

June 24, 2010

Mr. Thomas C.K. Yuen
Chief Executive Officer
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, California 92705

     Re: **SRS Labs, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 23, 2010
              File No. 0-21123

Dear Mr. Yuen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Our Customers and Markets, page 5

1.   We note that you did not disclose the revenues attributable to the United States, your country of domicile, as well as any long-lived assets in your country of domicile, all foreign countries in which you hold assets, and any individual foreign country. Please tell us how you have considered Item 101(d)(i) and (ii) of Regulation S-K.

Customer Concentration, page 7

2.   Please tell us what consideration was given to more fully discussing the material terms of your business relationship with Samsung in light of the fact that this customer accounted for approximately 39% of your revenue for fiscal 2009. See Item 101(c)(1)(vii) of

Regulation S-K. Further, please provide us with your analysis as to whether you are substantially dependent on any one (or more) of the contracts you may have in place with Samsung and whether any such contracts are required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 2. Properties, page 14

3.   Please tell us what consideration was given to describing the general character and extent of utilization of your facilities in Tokyo, Shanghai, Taipei and Shenzhen. Refer to Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

4.   Consider expanding your Overview to include a balanced, executive-level discussion of the material opportunities, challenges and risks facing the company on which management is most focused, as well as the actions being taken to address the challenges and risks that you face. We note your disclosure on page 10 regarding your articulated move toward diversifying your key market segments in the consumer electronics industry. Consider, for instance, enhancing your disclosure to address any material trends regarding this expected diversification, and any other trends to which you attribute growth (or decline), and their impact on your prospective financial condition and operating performance. Refer to Section III.A of SEC Release No. 33-8350.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 21

5.   We note that you disclose that the increase in your revenues was primarily attributable to increases in royalties related to the sales of televisions, set-up boxes, personal computers and mobile devices. Please tell us what consideration you gave to disclosing the extent to which these increases related to increased volumes and the extent to which they related to increased prices. Please refer to Item 303 (a)(3)(iii) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 25

6.   Please tell us what consideration you gave to providing the quantitative disclosure regarding the interest rate risk that you identify as required by Item 305(a) of Regulation S-K, or tell us how you determined that such disclosure is not warranted.

7.   We note that you disclose on page 13 that 72% of your revenues were derived from customers in the Asia region. Further, we note that you disclose on page 14 that you have

operating subsidiaries located in China and Japan. Please tell us what consideration you gave to providing a discussion regarding your exposure to foreign currency risks and how these risks are managed. As part of your response, please tell us the currencies in which your sales to customers, payments to suppliers and payments to employees are denominated. Please refer to Item 305 (b) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

General

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 23

9.   To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the publicly available guidance the Division of Corporation Finance has issued in this regard. We specifically refer you to Director White's October 21, 2008 speech, entitled "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009," which is available on our website.

10.   We note your use of peer group comparisons and third-party salary surveys, among other factors, in determining compensation levels for your named executive officers for fiscal 2009. Please clarify whether you considered specific peer group compensation percentiles as one of the factors in making compensation decisions. If so, it appears that you should disclose the actual percentiles for fiscal 2009 compensation, including each element of compensation, as applicable. Disclosure in this regard should include a discussion of where you targeted each element of compensation relative to the comparator companies and where actual payments fell, whether within or outside of the targeted parameters. Given that the use of peer group data appears to have been material to your compensation determinations, please also identify the companies in your comparator group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Company's Compensation Plan, page 23

11.   Your Compensation Discussion and Analysis should provide an expanded analysis of how you arrived at, and why you paid, each particular level of compensation for 2009 for each of the named executive officers identified in the summary compensation table. Although you state that your compensation philosophy is to provide competitive compensation to attract and retain talent while also linking compensation to company and individual performance, your discussion of the various elements of compensation does

not specifically explain how you arrived at the actual amounts paid for each named executive officer. We would expect to see a more focused discussion, on an individualized basis, that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. As one example, without limitation, we note minimal discussion and analysis of how the Compensation Committee determined specific long-term equity awards for each named executive officer. Please provide a complete discussion of the specific factors considered by the Compensation Committee in ultimately approving each form of compensation, including the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

12.   Please clarify the meaning of your statement that you "do not have an exact formula for allocating between cash and non-cash compensation." If you have a formula of any type, please describe what that formula is. If you have something less than a formula, such as a preference or practice in allocating between cash and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies or practices. Refer to Item 402(b)(2)(ii) of Regulation S-K.

13.   Please provide clear disclosure addressing how each compensation component and your decisions regarding these components impact other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K. In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

14.   You indicate that the Compensation Committee utilized an individualized Management By Objective ("MBO") program for use in making decisions related to various components of compensation for your executive officers, other than your CEO, including "base salary increases, stock option awards under [your] equity incentive plans and merit bonus awards." However, you have not included a discussion of the specific performance objectives or their impact on compensation determinations. Please expand your discussion to provide additional detail and analysis regarding how the achievement or non-achievement of individual performance goals impacted actual compensation for each named executive officer.

Profit Sharing and Bonus Plan, page 24

15.   You note that although the target annual net income was not attained for 2009, the Compensation Committee nonetheless determined to fund the pool for your profit sharing and bonus plan and accordingly made payments to named executive officers thereunder. Please clarify whether this was the only component of compensation for 2009 for which

the Compensation Committee exercised discretion. In addition, disclose the amounts paid under the plan to each named executive officer on an individualized basis and explain how the amounts paid were determined.   Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 27

16.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements described on page 27 and the change in control protection plan described on page 28. See Item 402(j)(3) of Regulation S-K. In addition, please quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j)(2) of Regulation S-K. Though we note that that this analysis has been provided with respect to the change in control protection plan, similar disclosure should be provided with respect to the employment agreements.

Grant of Plan-Based Awards, page 29

17.   We note that you have not included any disclosure with respect to non-equity incentive plan awards in your grant of plan-based awards table. Please revise to disclose in the grant table the non-equity incentive plan compensation disclosed in column "g" of the summary compensation table. Refer to Item 402(d) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

Transactions with Management and Others, page 32

18.   We note the discussion regarding your policies with respect to transactions with related persons. We specifically note your statements that the Audit Committee "is responsible for reviewing and approving all related party transactions" and that it "monitors and reviews potential conflict of interest situations involving a principal stockholder, a member of the Board of Directors or senior management." It does not appear that you have described the material features of your policies, such as the types of transactions covered by your policies or the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K. Please refer to Item 404(b)(1)(i) and (ii) of Regulation S-K and advise.

Financial Statements

Note 1. Organization and Significant Accounting Policies, page 38

General

19.   We note that you disclose on page 13 that 72% of your revenues were derived from customers in the Asia region. Further, we note that you have operating subsidiaries located in China and Japan. As it appears as if you have significant foreign operations please tells us the currencies in which you do business in and tell us how you have considered ASC 830. Also, tell us whether you have recorded any foreign currency transaction or translation gains or losses in the periods presented and where they are reflected in your financial statements.

Revenue Recognition, page 39

20.   We note several references to "customer support" and "licensee support programs" throughout your filing. Please describe the nature of these support services and indicate whether they are offered as part of your license agreements. If these services are a part of your license agreements please tell us how you account for these services and refer to the authoritative guidance you relied upon when determining your accounting.

Note 5. Income Taxes, page 44

21.   Your disclosures indicate that income from continuing operations before income taxes was solely generated from operations in the United States. However, we also note that you derive a significant amount of revenue outside the United States, have operations in China and Japan and have recorded current foreign income taxes. Considering that you appear to have significant foreign operations please explain to us how continuing operations before income taxes is solely from United States operations.

Note 6. Stockholders' Equity and Share-Based Compensation, page 46

22.   We note that under the 2006 stock incentive plan the Committee may grant share appreciation rights, restricted shares, unrestricted shares, deferred share units and performance awards. We also note that on page 47 you disclose a summary of activity of the Company's non-vested shares during the year ended December 31, 2009. Please tell us what types of awards these non-vested shares are and tell us how you determined the grant date fair value of these awards.

23.   Please tell us how you considered the disclosures required by ASC 718-10-50(e) and (i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3730 or me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief